07022285

March 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption **(FILE NO. 82-34859)**

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Apology and Report Concerning Business Improvement Order Issued to Fullcast Co., Ltd. (March 27, 2007)
2. Notice of Organizational and Personnel Changes (March 26, 2007)
3. Notice of the Monthly Sales for the Term Ending September 2007 (March 19, 2007)
4. [CORRECTION] Partial Correction to the Notice of the Conversion of Info-P Co., Ltd. to a Wholly-Owned Subsidiary by Stock Swap (March 13, 2007)
5. Notice of the Conversion of Info-P Co., Ltd. to a Wholly-Owned Subsidiary by Stock Swap (Filed on March 12, 2007)
6. Notice of Shift to a Holding Company Structure (Filed on March 12, 2007)
7. Purchasing Condition Report of Treasury Stock (Filed on March 6, 2007)

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

SN-2007-4

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail: IR@fullcast.co.jp

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Director

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail: IR@fullcast.co.jp

March 27, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Telephone: +81-3-3780-9507

For Immediate Release:

Apology and Report Concerning Business Improvement Order Issued to Fullcast Co., Ltd.

Fullcast Co., Ltd. received an order dated March 27, 2007 from the Tokyo Labor Standards Bureau to improve its worker dispatch undertakings pursuant to Paragraph 1 of Article 49 of the Law for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers ("the Worker Dispatching Law") on the grounds that Fullcast breached the Worker Dispatching Law. We deeply regret the enormous inconvenience we have caused our customers, registered staff and other stakeholders, and we offer our sincere apologies.

The details of the business improvement order are described below. We are taking the order extremely seriously, and are determined to focus all-company efforts on preventing any recurrence of all the problems that prompted the order.

Description

1. Details of disposition

Order to improve worker dispatch undertakings pursuant to Paragraph 1 of Article 49 of the Worker Dispatching Law

2. Facts that prompted the disposition

(1) At Kofu Branch, on October 7, 2006, in accordance with worker dispatch agreements, we dispatched five workers to undertake security work, which is prohibited under Item 3 of Paragraph 1 of Article 4 of the Worker Dispatching Law, and, in addition, at the same branch, on nine days in the period from October to December 2006 we repeatedly dispatched a total of 66 workers to security work.

(2) At the Futamatagawa Branch, even though, in response to guidance given by Kanagawa Labor Standards Bureau on the dispatch of workers to construction work undertaken in accordance with worker dispatch agreements on August 12, 2006, we made a correction report on September 19 to the effect that we had notified everyone by internal notice that it was prohibited to engage in worker dispatch undertakings for fields such as construction work and security work, as in (1) above, less than three weeks from such report the dispatch of workers in breach of Paragraph 1 of Article 4 of the Worker Dispatching Law was undertaken, and the corrective measures were not properly implemented.

(3) In the period from January to December 2006 at 53 branches nationwide we dispatched workers to construction work and security work (including (1) and (2) above), which is prohibited under Item 2 and Item 3 of Paragraph 1 of Article 4 of the Worker Dispatching Law.

(4) Registration of the establishment of a new office in accordance with Item 1 of Article 11 of the Worker Dispatching Law was not carried out properly.

(5) We failed to submit a report on worker dispatch undertakings in accordance with Article 23 of the Worker Dispatching Law by the deadline.

3. Events leading to disposition

In accordance with instructions issued by the Tokyo Labor Standards Bureau, we conducted a nationwide inspection of work prohibited under the Worker Dispatching Law, and since the facts described in 2. (1) and (3) above were acknowledged, we reported to the Tokyo Labor Standards Bureau.

4. Required measures

(1) We must conduct a general inspection of worker dispatch undertakings started since January 2006 at all offices, and if the dispatch of workers to excluded work prohibited under Item 1 of Article 4 of the Worker Dispatching Law is actually being undertaken, conditional upon taking measures to stabilize the employment of the workers, we must stop this promptly.

(2) We must clarify how the breaches of the Worker Dispatching Law came about, investigate their cause and take measures to prevent a recurrence.

(3) To prevent breaches of the Worker Dispatching Law, across the whole Company, heads of units that dispatch workers must take responsibility for gaining a thorough understanding of the system of worker dispatching undertakings, including legislation, and for establishing a legal compliance structure.

5. Future measures

We have conducted a general inspection of all our offices and confirm that workers are not being dispatched to excluded work prohibited under Item 1 of Article 4 of the Worker Dispatching Law. Currently we are taking steps such as the following in response to the business improvement order to prevent a recurrence and to establish a legal compliance structure.

(1) Establishment of Compliance Promotion Department

From April 1, 2007 we are establishing the Compliance Promotion Department as an organization under the direct jurisdiction of the Managing Director (Chief Administrative Officer) responsible for compliance. As a department dedicated to reinforcing compliance, the Compliance Promotion Department will promote prevention of the recurrence of unlawful operations and legal compliance even at the lowest levels of the organization.

(2) Provision of Compliance Training

We have already provided compliance training for a total of 2,440 employees (including part-time employees) at branches throughout Japan. In the first training period (January 28 to February 18, 2007) we provided training that gave an overview of the Worker Dispatching Law, explained its relevance to practical business and reiterated labor standards, and this was attended by a total of 265 managerial staff nationwide. In the second training period (February 10 to February 21, 2007), we provided 129 training sessions in all for a total of 2,175 employees (including part-time employees) at 68 venues throughout Japan in an attempt to reinforce legal compliance even at the lowest levels of the organization.

6. Internal disciplinary measures

We are taking this matter very seriously, and have taken the internal disciplinary measures of having both the chairman and the president return 30% of their monthly director's remuneration for three months and the director responsible for compliance return 20% of his monthly director's remuneration for three months.

7. Impact on Results

We will announce the impact of this matter on our results as soon as it becomes clear.

###

March 26, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Organizational and Personnel Changes

Fullcast Co., Ltd. is pleased to announce the following organizational and personnel changes, effective April 1, 2007.

Details

1. Organizational changes

The Company will establish a Compliance Promotion Department under the Business Administration Headquarters as part of its initiatives to improve its compliance structure.

The Compliance Promotion Department will set up a Compliance Office, an Internal Audit Office, an ISO Office and a Temporary Staffing Administration Office to comprehensively execute and supervise compliance.

2. Personnel changes

New title	Name	Former title
Executive Officer General Manager of Compliance Promotion Department	Toshihiro Ishibashi	Apayours Co., Ltd. Managing Director

###

March 19, 2007

Company name: Fullcast Co., Ltd.

Chairman and Chief Executive Officer: Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)

(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer

Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079	8,586							
Accumulative	8,949	18,125	28,043	36,122	44,708							
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%	134.1%							
Rate of progress	7.7%	15.6%	24.2%	31.1%	38.5%							

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007, namely 116,000 million yen, expressed as a percentage.

Summary

In the February monthly results, the Spot Business grew (with sales rising 18.4% from the same month of the previous year, to 4,370 million yen) and the Factory Business remained strong (with sales up 32.7%, to 1,756 million yen). As a result, consolidated sales reached 8,586 million yen, rising 26.2% from the same month of the previous year.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

March 13, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone: +81-3-3780-9507

For Immediate Release:

[CORRECTION] Partial Correction to the Notice of the Conversion of Info-P Co., Ltd. to a Wholly-Owned Subsidiary by Stock Swap

The Notice of the Conversion of Info-P Co., Ltd. to a Wholly-Owned Subsidiary by Stock Swap, which was published on March 12, 2007, contained an error. This error is corrected below.

The correction is underlined.

Details

2. Details of Stock Swap

[Before Correction]

(1) Share Exchange Ratio

Company name	Fullcast Co., Ltd. (100% parent company)	Info-P Co., Ltd. (100% subsidiary)
Share exchange ratio	1	0.70

(Notes) 1. Share allocation ratio

0.70 shares of Fullcast Co., Ltd. stock will be allocated for each share of Info-P Co., Ltd. stock. However, there will be no allocation of shares as a result of the stock swap in respect of the 2,707 shares of Info-P Co., Ltd. stock held by Fullcast Co., Ltd.

2. New shares to be issued as a result of the stock swap

2,339 shares of ordinary stock

Fullcast Co., Ltd. will also apply the 2,339 shares it holds as treasury stock to the allocation of shares as a result of the stock swap.

[After Correction]

(1) Share Exchange Ratio

Company name	Fullcast Co., Ltd. (100% parent company)	Info-P Co., Ltd. (100% subsidiary)
Share exchange ratio	1	0.6974

(Notes) 1. Share allocation ratio

0.6974 shares of Fullcast Co., Ltd. stock will be allocated for each share of Info-P Co., Ltd. stock. However, there will be no allocation of shares as a result of the stock swap in respect of the 2,707 shares of Info-P Co., Ltd. stock held by Fullcast Co., Ltd.

2. New shares to be issued as a result of the stock swap

2,477 shares of ordinary stock

Fullcast Co., Ltd. will also apply the 2,477 shares it holds as treasury stock to the allocation of shares as a result of the stock swap.

###

March 12, 2007

Company name:	Fullcast Co., Ltd.
Chairman and Chief Executive Officer:	Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)	
(ADR information: Symbol: FULCY, CUSIP: 35968P100)	
Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone:	+81-3-3780-9507

For Immediate Release:

Notice of the Conversion of Info-P Co., Ltd. to a Wholly-Owned Subsidiary by Stock Swap

Fullcast Co., Ltd. announced today that a meeting of its Board of Directors held on March 12, 2007 resolved to convert Info-P Co., Ltd. to a wholly-owned subsidiary through a stock swap as described below, with an effective date of May 1, 2007.

Details

1. Aim of Conversion to a Wholly-owned Subsidiary Through Stock Swap

The Fullcast Group is a total human resource outsourcing company that, with a network of 569 offices throughout Japan, the capacity to mobilize more than 1.63 million staff and strong marketing power, offers services such as factory-line contracting, especially short-term contracting, HR services of technical staff and HR services of clerical staff, and the group aims to expand its business operations to improve and expand its HR services division and further consolidate its business position.

Meanwhile, Info-P Co., Ltd. is engaged primarily in the advertising agency business specializing in the pachinko industry, and, based in Tokyo, Nagoya and Fukuoka, the company provides distinctive services to pachinko halls throughout Japan, with the emphasis on solution services, contents services and promotion services.

Fullcast Co., Ltd. decided to convert Info-P Co., Ltd. to a wholly-owned subsidiary via stock swap based on the judgment that by swiftly meeting rising HR demand for attendant staff in the pachinko industry and making use of Fullcast's strengths and through linkage with Info-P's areas of expertise, Fullcast can provide one-stop total solutions to meet the requirements of growing enterprises, thereby delivering solutions to problems related to hall management and creating a significant multiplier effect.

After the stock swap, the Fullcast Group intends to further enhance the group's corporate value as a total outsourcing provider by further improving and expanding its menu of services.

2. Details of Stock Swap

(1) Schedule of Stock Swap

Meeting of board of directors to approve stock swap: March 12, 2007
Conclusion of stock swap agreement: Mid-March 2007
General meeting of shareholders to approve stock swap: Late March 2007 ※ Info-P Co., Ltd.
Scheduled date of stock swap (Effective date) : May 1, 2007

※A general meeting of shareholders will be held by Info-P Co., Ltd. only, and in compliance with Paragraph 3 of Article 796 of the Company Law, Fullcast Co., Ltd. will proceed with the stock swap without obtaining the approval of its general meeting of shareholders.

(2) Share Exchange Ratio

Company name	Fullcast Co., Ltd. (100% parent company)	Info-P Co., Ltd. (100% subsidiary)
Share exchange ratio	1	0.70

(Notes) 1. Share allocation ratio

0.70 shares of Fullcast Co., Ltd. stock will be allocated for each share of Info-P Co., Ltd. stock. However, there will be no allocation of shares as a result of the stock swap in respect of the 2,707 shares of Info-P Co., Ltd. stock held by Fullcast Co., Ltd.

2. New shares to be issued as a result of the stock swap

2,339 shares of ordinary stock

Fullcast Co., Ltd. will also apply the 2,339 shares it holds as treasury stock to the allocation of shares as a result of the stock swap.

(3) Basis for calculation of share allocation ratio, etc.

① Bases, methods and results of calculations

Fullcast Co., Ltd. requested third party institution A.G.S. Consulting Co., Ltd. to calculate the stock swap ratio.

On evaluation of Fullcast Co., Ltd. shares, since Fullcast Co., Ltd. is listed on the Tokyo Stock Exchange, and no irregularities are observed in the process of price formation, A.G.S. Consulting Co., Ltd. calculated the price per share taking full account of evaluations made using the average market share price method, which is a highly objective method of evaluating the shares of a listed company, in respect of the last month (February 13, 2007 ~ March 9, 2007) and the last three months (December 11, 2006 ~ March 9, 2007) . The results of this calculation are as follows.

Average market share price: 315,368 yen per share

(Last month: 315,368 yen per share, Last three months: 298,250 yen per share)

On evaluation of Info-P Co., Ltd. shares, since Info-P Co., Ltd. is not a publicly held company, A.G.S. Consulting Co., Ltd. calculated the price per share of 220,000 yen, taking full account of the results of evaluations made using the Discounted Cash Flow (DCF) and similar company comparison methods, which are generally used to evaluate the shares of unlisted companies.

Discounted Cash Flow method: 229,239 yen per share

Similar company comparison method: 215,091 yen per share

The two companies considered and discussed the results of the appraisal by A.G.S. Consulting Co., Ltd. and agreed on the exchange ratio outlined in 2.(2) above.

② Relationship with appraisal institution

The third-party institution A.G.S. Consulting Co., Ltd. is not classed as a party having an interest in Fullcast Co., Ltd. or Info-P Co., Ltd. as defined in Item 7 of Article 2 of the Consolidated Financial Statement Regulations or Paragraph 16 of Article 8 of the Financial Statement Regulations.

(4) Handling of stock acquisition rights and bonds with stock acquisitions rights of the wholly-owned subsidiary

Any stock acquisition rights issued by Info-P Co., Ltd. will be redeemed without compensation. No bonds with stock acquisition rights have been issued.

3. Profile of Companies Involved in Share Exchange

(1) Company name	Fullcast Co., Ltd. (100% parent company) Consolidated		Info-P Co., Ltd. (100% subsidiary) Non-consolidated
(2) Type(s) of business	Total human resources outsourcing		Information distribution and advertising agency
(3) Date of establishment	September 1990		January 1999
(4) Location of head office	2-6 Sakuragaoka, Shibuya-ku, Tokyo		1-21-14 Dogenzaka Shibuya-ku, Tokyo
(5) Representative Director	CEO Takehito Hirano		CEO Eiji Kasai
(6) Capital	3,464 million yen		180 million yen
(7) No. of shares issued	275,964 shares		6,260 shares
(8) Net assets	17,278 million yen		342 million yen
(9) Total assets	37,180 million yen		1,065 million yen
(10) End of fiscal year	September 30		November 30
(11) No. of employees	3,304		123
(12) Main clients	Nippon Express Co., Ltd. Yamato Transport Co., Ltd.		MTI Ltd. Niraku Corporation
(13) Main shareholder and shareholding	Takehito Hirano (29.3%)		Eiji Kasai (56.8%) Fullcast Co., Ltd. (43.2%) (as of March 1, 2007)
(14) Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Yokohama, Ltd. Mizuho Bank, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation
(15) Relationship of the companies involved	Capital relationship	Fullcast holds 43.2% of the issued stock of Info-P Co., Ltd.	
	Personnel relationship	n/a	
	Business relationship	n/a	
	Conditions for qualifying as interested party	Since the final day of Fullcast Co., Ltd.'s last business year, Info-P Co., Ltd. has been an affiliate not accounted for using the equity method, because Fullcast Co., Ltd. received shares of Info-P Co., Ltd. by transfer.	

(Note) Figures for Fullcast Co., Ltd. are as of September 30, 2006 and figures for Info-P Co., Ltd. are as of November 30, 2006.

(16) Performance Over Past 3 Fiscal Years (Unit: million yen)

	Fullcast Co., Ltd. (100% parent company) Consolidated			Info-P Co., Ltd. (100% subsidiary) Non-consolidated		
Period	Year ended September 2004	Year ended September 2005	Year ended September 2006	Year ended November 2004	Year ended November 2005	Year ended November 2006
Sales	49,688	67,212	90,163	2,216	2,728	3,365
Operating income or loss	3,256	4,560	4,715	74	91	-79
Ordinary income or loss	3,293	4,611	4,550	70	94	-64
Net income or loss	1,512	1,885	2,942	10	54	-84
Net income or loss per share (yen)	5,603.88	6,896.52	10,757.95	2,243.42	10,072.68	-13,405.20
Annual dividend per share (yen)	2,000	2,000	3,000	—	—	—
Net assets per share (yen)	40,165.04	45,286.05	52,835.11	25,048.61	68,041.68	54,636.49

4. Post-Share Exchange Status

(1) Company name	Fullcast Co., Ltd.
(2) Type(s) of business	Total human resources outsourcing
(3) Location of head office	2-6 Sakuragaoka, Shibuya-ku, Tokyo
(4) Representative	CEO Takehito Hirano
(5) Capital	3,464 million yen
(6) Net assets	(Unknown at present)
(7) Total assets	(Unknown at present)
(8) End of fiscal year	September 30

(9) Summary of accounting procedures

The transaction is expected to be classed as an acquisition for accounting purposes, and goodwill will arise from this transaction. The amount is unknown at the present time, and, based on discussion with the audit corporation, Fullcast Co., Ltd. plans to amortize the goodwill at a fixed amount each year over its estimated life.

(10) Effect of stock swap on business performance

Fullcast Co., Ltd. plans to give details of the effect of the stock swap on its business performance and its business forecasts as soon as it has definite figures.

###

March 12, 2007

Company name:	Fullcast Co., Ltd.
Chairman and Chief Executive Officer:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone:	+81-3-3780-9507

For Immediate Release:

Notice of Shift to a Holding Company Structure

Fullcast Co., Ltd. announced today that a meeting of its Board of Directors held on March 12, 2007 resolved to begin preparations to shift to a pure holding company structure by October 1, 2007.

Details

1. Purpose of Shift to Holding Company Structure

The purpose of the structural change is to separate the execution of business operations in each division from the process of Group management decision-making, thereby creating a structure that allows each division in the Group to adapt swiftly to environmental changes and clarifying responsibilities and authority, with the aim increasing Fullcast's corporate competitiveness through greater governance and speedier decision-making.

The new holding company will have the necessary Group management functions, and will aim to perpetually enhance the Group's corporate value through activities such as the formulation of strategies and determination of policies for the optimization of the entire Group, the demonstration of supervisory functions to ensure appropriate business conduct, and action on problems shared by Group companies.

2. Method of shift

The method of corporate separation will be used to shift to a holding company structure, and Fullcast Co., Ltd. will be separated into a holding company and a subsidiary whose main business will be HR services. The holding company will continue to be listed on the First Section of the Tokyo Stock Exchange, and the current subsidiaries, etc. of Fullcast Co., Ltd. will become subsidiaries, etc. of the holding company.

3. Proposed schedule for shift to holding company

Meeting of Board of Directors to approve corporate separation agreement: End of July 2007 (Est.)
General meeting of shareholders to approve corporate separation: End of August 2007 (Est.)
Date of corporate separation and registration of corporate separation: October 1, 2007 (Est.)

4. Other

The shift to a holding company structure is conditional on the approval of the relevant proposal at an extraordinary general meeting of shareholders scheduled to be held at the end of August 2007.

Details of the plan to convert to a holding company and the corporate separation will be given as soon as they are approved.

###

Purchasing Condition Report of Treasury Stock

Fullcast Co., Ltd.

Type of share Common share

1. Acquisition

(1) Acquisition by resolution of a general meeting of shareholders

No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of February 28, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10, 000	3, 000, 000, 000
Treasury stocks acquired in the reporting month (date of acquisition)	—	—	—
Total	—	—	—
Total treasury stocks acquired as of the end of the reporting month		4, 571	1, 284, 533, 000
Progress in acquisition of treasury stocks (%)		45. 7	42. 8

2. Processing

No applicable item

3. Holdings

As of February 28, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275, 964
Number of treasury stocks held	13, 577

END